September 11, 2012

Via EDGAR

John M. Ganley,
                             Senior Counsel,
                                                          Securities and Exchange Commission,
                                                                                      100 F Street, N.E.,
                                                                                                                   Washington, D.C. 20549.

Re:                               Ares Dynamic Credit Allocation Fund, Inc. Form N-2

(File Nos. 333-172987; 811-22535)

Dear Mr. Ganley:

On behalf of our client, Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”), we have set forth below the Fund’s responses to the oral comments received from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on August 23, 2012, concerning the May 18, 2012 filing by the Fund of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-172987) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 to the Registration Statement on Form N-2 (File No. 811-22535) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  For purposes of this letter, the Fund refers to the May 18, 2012 filing of the Registration Statement as the “Amendment” and to the amended Registration Statement on Form N-2 as the “Registration Statement”.  References to page numbers are to the Amendment unless otherwise noted.  To facilitate the Staff’s review, we have briefly summarized the Staff’s oral comments in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

1.                                      Cover Page/Leverage:  Express on the cover page the amount of leverage as a percentage of net assets as noted elsewhere in the prospectus.

The Fund will revise the cover page of the prospectus to express the amount of leverage as a percentage of net assets the Fund expects to initially incur as noted elsewhere in the prospectus.

2.                                      Cover Page/Fee Table/Footnote 2:  Please include an estimate of the aggregate amount and the amount per share of offering costs to be paid by the Adviser.

The Fund will include an estimate of the aggregate amount and the amount per share of offering costs to be paid by Ares Capital Management II LLC (the “Adviser”) in the final prospectus and leave blanks for such amounts in footnote 2 in the preliminary prospectus as such amounts will not be known until the pricing of the offering.

3.                                      FINRA:  Please provide name and contact information for FINRA examiner and please let the SEC know when FINRA has finished their examination.

The Fund’s FINRA corporate finance examiners are William Miller and Eugene Buchanan.  The contact number for the FINRA corporate finance department is (240) 386-4623.  It is anticipated that FINRA will complete its review and confirm that it has no objections with respect to the underwriting terms and arrangements prior to the time as of which the Fund requests effectiveness of the Registration Statement.  The Fund will inform you when confirmation of no objections has been received.

4.                                      Summary/Investment Strategies (page 2):  Please clarify in the prospectus what is meant by the term “dynamically managed”.

The Fund will clarify what is meant by the term “dynamically managed” on page 40 of the prospectus where the Fund currently explains how the Adviser will “dynamically manage” the Fund’s investments.  The Fund notes for the Staff that the term “dynamically managed” refers to the dynamic method of investment allocation the Adviser will use to manage the Fund’s assets.  As part of its investment strategy, the Adviser will seek to reposition the Fund’s portfolio among secured loans (“Senior Loans”) made primarily to companies whose debt is rated below investment grade, corporate bonds (“Corporate Bonds”) that are expected to be primarily high yield issues rated below investment grade, debt securities issued by entities commonly referred to as collateralized loan obligations and the other asset types enumerated in the prospectus in response to or in anticipation of changes in market conditions or outlook.  For example, the Adviser may seek to enhance the performance of the Fund’s portfolio, and to mitigate its risks, by shifting the Fund’s investments into different segments of the capital structure of a company (i.e., by investing in Senior Loans rather than unsecured Corporate Bonds issued by a company), by moving the Fund’s portfolio out of fixed rate and into floating rate assets, or by increasing or decreasing the interest rate or credit spread duration of the assets in the Fund’s portfolio, all in response to changes in market conditions.

5.                                      Summary/Maturity and Duration (page 4):  Please provide the SEC with an explanation of what is meant by “short to moderate duration”?

Duration describes the sensitivity of an asset’s value to changes in either interest rates or credit spreads.  On pages 39-40 of the prospectus, the Fund explains that “duration is a measure of the price volatility of a debt security or loan as a result of changes in market interest rates, based on the weighted average timing of the security’s or loan’s expected principal and interest payments. Duration is expressed as a number of years but differs from maturity in that it considers a security’s or loan’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security or loan matures”.  In general, the value of an asset with a low duration will be less sensitive to changes in market interest rates and credit spreads.  By managing the duration of the assets in the Fund’s portfolio, the Adviser will be able to adjust the Fund’s overall sensitivity to interest rates and credit spreads, and thereby will be able to position the Fund for anticipated changes in interest rates and credit spreads.

The Fund will not manage its investments to achieve any particular duration.  As noted on page 39, while the Fund may invest in securities of any duration, the Fund initially will seek to manage its portfolio to a “short to moderate duration”.

6.                                      Summary/Risks Associated with Fund Distribution Policy (page 29):  Please provide tax consequences of a return of capital.

In the Fund’s next amendment to the Registration Statement, the Fund will update the disclosure on page 29 of the prospectus under the heading “Risks Associated with Fund Distribution Policy” to describe the tax consequences of a return of capital.  The Fund will insert the following paragraph, which also appears on page 92 of the Amendment:

There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a tax-free return of capital reducing the amount of a shareholder’s tax basis in such shareholder’s shares. When a shareholder sells shares in the Fund, the amount, if any, by which the sales price exceeds the shareholder’s basis in the Fund’s shares is gain subject to tax. Because a return of capital reduces a shareholder’s basis in the shares, it will increase the amount of such shareholder’s gain or decrease the amount of such shareholder’s loss when such shareholder sells the shares, all other things being equal. To the extent that the amount of any return of capital distribution exceeds the shareholder’s basis in such shareholder’s shares, the excess will be treated as gain from a sale or exchange of the shares.

7.                                      Segregation and Cover Requirements (page 51):  Please include disclosure that when the fund is the protection seller with respect to total return swaps and credit default swaps that the fund will segregate the full notional value and not the mark-to-market value.

As noted on page 51, the Fund will comply with the segregation and coverage requirements that it is subject to under the “federal securities laws, including the Investment Company Act, the rules thereunder, and various SEC and SEC staff interpretive positions”.  As the Commission has previously noted in Release No. IC-29776 (the “Release”), the dramatic growth in the volume and complexity of derivatives investments over the past two decades, and funds’ increased use of derivatives have led the Commission and its staff to initiate a review of funds’ use of derivatives under the Investment Company Act.  The Release notes that practices for the segregation of assets in connection with various types of derivatives varies(1), but the SEC does not prescribe any particular methodology to be used by Funds in the Release.  Also, the Release cites the Report of the Task Force on Investment Company Use of Derivatives and Leverage which similarly notes that practice is mixed with respect to asset segregation and swaps.(2)  The Fund also notes that a number of similar registered closed-end and open-end funds with which the Fund expects to compete have had registration statements declared effective by the Commission without making such a representation.  Given the foregoing, the Fund does not believe the representation requested by the Staff is an appropriate representation for the Fund to make at this time.

***

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-2 filed on the date hereof;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Fund’s Form N-2 filed on the date hereof;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Fund’s Form N-2 filed on the date hereof; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(1)  Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Release No. IC-29776 (Aug. 31, 2011) 76 F.R. 55,237, 55,243-55,244 (Sept. 7, 2011).

(2)  The Report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010).

Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 558-1656.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9219 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Ari B. Blaut
Ari B. Blaut

cc:	Donald R. Crawshaw
William G. Farrar
(Sullivan & Cromwell LLP)

David Sachs
Kevin Frankel
Daniel Hall
(Ares Dynamic Credit Allocation Fund, Inc.)